Sharon D. Mitchell, Attorney at Law

SD Mitchell & Associates, PLC

829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230

57492 Onaga Trail ∙ Yucca Valley, California 92284

 (248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) ∙ sharondmac2013@gmail.com

17 June 2015

Mr. Gabriel Eckstein, Staff Attorney

Ms. Barbara C. Jacobs, Assistant Director

Ms. Maryse Mills-Apenteng, Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Separation Degrees – One, Inc. Registration Statement on Form S-1 Filed April 3, 2015 File No. 333-201698

Dear Mr. Eckstein:

We are in receipt of your correspondence dated April 23, 2015, and on behalf of Mr. Gannon Giguiere, Chairman and Chief Executive Officer of Separation Degrees – One, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for Separation Degrees – One, Inc.

General

1. With future amendments, please file a copy of your Form S-1 that has been marked to indicate changes. Refer to Rule 472 of the Securities Act of 1933, as amended and Item 310 of Regulation S-T.

Response: We have filed a copy of our Form S-1, marked to indicate changes, as well as a clean copy of the S-1/A2.

2. Amendments to the Registration Statement on Form S-1 should contain a currently dated accountant’s consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. As such, please include a currently dated auditor’s consent with your next amendment.

Securities and Exchange Commission

Division of Corporation Finance

Separation Degrees – One, Inc.

File No. 333-201698

17 June 2015

Response: We have included an updated consent from our Accountant along with our Amended From S-1 Registration Statement.

Prospectus Summary

Company Overview, page 5

3. We reissue prior comment 6 in part. We note that you have retained multiple references to your clients, your client’s customers, your clients’ needs, and the like. We specifically note the following statement on page 13: “We serve clients across a wide range of industries and geographies.” Despite these statements, it appears that you do not currently have clients or customers. If true, please include a clear statement that you currently have no clients or customers and revise your disclosure as appropriate to refer to potential clients and customers. Provide similar disclosure in your Description of Business and disclose in that section that you have generated no revenues.

Response: We have begun generating revenues and have made revisions to reflect this in our Amended Form S-1.

Risk Factors, page 7

4. Regarding your response to prior comment 9, please tell us how you determined that the risk factor that began “You may have limited access…” relating to your reporting obligations under Section 15(d) of the Exchange Act no longer applies to you. It appears that you should revise to include the deleted risk factor and explain or omit the reference to “the protection of the ongoing private regulations” raised in our prior comment.

Response: In our last filing, the complete risk factor was inadvertently deleted. We have provided this risk factor (to delete the language regarding “the protection of the ongoing private regulations”) in our Amended S-1.

5. Please add a risk factor discussing the conflicts of interest presented by the fact that your CEO and CFO are the Executive Chairman and CFO, respectively, of Eventure Interactive, a public company whose address – as disclosed in your initial filing – you share. Include in your risk factor that the CEO of Eventure Interactive, is also your Entrepreneur in Residence, as disclosed in Eventure Interactive’s disclosures, though not disclosed in your filing. Also include that your primary asset was obtained from your CEO, an asset that was identical to the Eventure Interactive asset, as described in your initial filing.

Response: A risk factor has been added to indicate the relationship between Separation Degrees and Eventure Interactive as well as a risk factor describing the possibility of confusion as to the seemingly similarity between the assets purchased.

Securities and Exchange Commission

Division of Corporation Finance

Separation Degrees – One, Inc.

File No. 333-201698

17 June 2015

Risks Related to our Business

We have no independent directors, which pose a significant risk…page 11

6. We note your statement that you “have chosen not to implement various corporate governance measures,” which could adversely affect stockholder protections. Please revise to specify the corporate governance measures to which you refer.

Response: We have deleted this risk factor as it does not actually apply.

Presently, our Founder Chief Executive Officer and Chairman has other…page 11

7. Please revise to provide a brief description of the businesses of Eventure Interactive and Shop to Brands and disclose the approximate number of hours per week Mr. Giguiere plans to devote to the business of Separation Degrees – One. Discuss any overlap among these businesses and whether you have a policy for addressing conflicts of interest. Also quantify the number of hours he will devote to the business of Separation Degrees – One. Provide equivalent disclosure for your CFO, including an appropriately revised caption.

Response: We have added descriptions of each of the businesses and the hours that the officers and directors devote to each company. Additionally, we have stated the following:

We currently do not have any formal policy in place as to addressing possible conflicts of interest between these companies; however, we anticipate that interaction between the companies, if any, will enhance the value of each.

Description of Business

Company Overview, page 25

8. We note your revisions in response to comment 17. Please expand to describe the material terms of the multiple consulting relationships that you purchased under the agreement in exhibit 10.3 and include a description of the consulting services to be rendered.

Response: We have amended the Asset Purchase agreement and S-1 to delete any mention of consulting agreements, since the Company will be entering into new stand-alone agreements.

9. Please tell us whether the software platform you purchased is market-ready. If further development is required, disclose the steps remaining prior to implementation and the estimated completion time.

Securities and Exchange Commission

Division of Corporation Finance

Separation Degrees – One, Inc.

File No. 333-201698

17 June 2015

Response: The platform is market ready and in operations. Clients are selling product right now on Amazon, eBay and Etsy. Additionally, consulting services are now being provided, which include SEO, content creation, and data analytical work. The revenue generated from these activities is reflected in our financials.

10. We note that Schedule 1.01(a) in exhibit 10.3 was revised after your initial filing but the date of the agreement was not changed. Please disclose the nature of and reason for this revision.

Response: Changes made were to simply provide clarity. As material changes were not made re-dating was not required, and all parties agreed to the changes.

Employees and Consultants, page 31

11. We note that the caption in this section continues to mention consultants. Please further clarify the employment status of your six employees in response to prior comment 19. Your disclosure should clearly indicate the number of consultants or full – or part-time employees.

Response: All employees are 1099 contract employees and work part time. This has been indicated in our Amended S-1.

Directors, Executive Officers, and Control Persons, page 33

12. Regarding prior comment 23, we note that Eventure Interactive’s annual report filed April 14, 2015 indicates that Mr. Giguiere served as Secretary and Chairman since November 21, 2012 and as President since July 1, 2014. He also served as Chief Executive Officer from November 21, 2012 until April 8, 2015. This is inconsistent with your disclosure on page 33. Please revise or advise.

Response: This section has been revised to more accurately state the positions held by Mr. Giguiere.

Thank you for your kind assistance regarding this matter. Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Gannon Giguiere at (949) 500-6960.

With best regards,

Sharon D. Mitchell